                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         Commission File Number 0-12406

                               IMMUNEX CORPORATION
                      PROFIT SHARING 401(k) PLAN AND TRUST
                            (Full title of the plan)

                               IMMUNEX CORPORATION
             (Exact name of registrant as specified in its charter)

                              51 University Street
                                Seattle, WA 98101

                    (Address of principal executive offices)

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                 Financial Statements and Supplemental Schedule

         December 31, 1999 and 1998 and the Year ended December 31, 1999

                                    CONTENTS
Report of Independent Auditors...............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits .............................  2
Statement of Changes in Net Assets Available for Benefits ...................  3
Notes to Financial Statements................................................  4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year............................................................ 13

                         Report of Independent Auditors

The Administrative Committee
Immunex Corporation
   Profit Sharing 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Immunex Corporation Profit Sharing 401(k) Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of net assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         /s/ ERNST & YOUNG LLP

May 12, 2000
Seattle, Washington

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                 Statements of Net Assets Available For Benefits


                                                                                   DECEMBER 31
                                                                             1999              1998
                                                                       ------------------------------------
ASSETS

Investments, at fair value:
   Interest-bearing cash                                                 $    4,384,373   $    1,108,588
   Mutual funds                                                              65,785,263       52,889,584
   Immunex Corporation common stock                                          15,263,862        4,328,579
   Participant loans                                                            822,106          810,743
                                                                       ------------------------------------
Total investments                                                            86,255,604       59,137,494

Contribution receivables:
   Employer                                                                      79,513           62,075
   Participants                                                                 170,147          138,795
                                                                       ------------------------------------
Total contribution receivables                                                  249,660          200,870
                                                                       ====================================
Net assets available for benefits                                        $   86,505,264   $   59,338,364
                                                                       ====================================


SEE ACCOMPANYING NOTES.

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

            Statement of Changes in Net Assets Available For Benefits

                          Year Ended December 31, 1999

ADDITIONS
Investment income:
   Net appreciation in fair value of investments                                          $   18,994,729
   Dividends                                                                                     916,188
   Interest                                                                                       70,630
                                                                                        -------------------
                                                                                              19,981,547

Contributions:
   Participants                                                                                7,560,405
   Employer                                                                                    2,919,517
                                                                                        -------------------
                                                                                              10,479,922
                                                                                        -------------------
Total additions                                                                               30,461,469

DEDUCTIONS
Benefits paid directly to participants                                                         3,262,457
Deemed distribution of participant loans                                                          25,961
Administrative expenses                                                                            6,151
                                                                                        -------------------
                                                                                               3,294,569
                                                                                        -------------------
Net increase                                                                                  27,166,900

Net assets available for benefits:
   Beginning of year                                                                          59,338,364
                                                                                        -------------------
   End of year                                                                            $   86,505,264
                                                                                        ===================


SEE ACCOMPANYING NOTES.

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                          Notes to Financial Statements

                                December 31, 1999

1.  DESCRIPTION OF THE PLAN

The following description of the Immunex Corporation Profit Sharing 401(k) Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan was established on January 1, 1987 to encourage long-term savings by employees and to supplement retirement income. The Plan is a defined contribution profit-sharing plan. All employees and temporary employees of Immunex Corporation and its wholly owned subsidiaries (the Company) working 20 hours or more per week and having attained the age of 21 are eligible to enroll in the Plan on January 1 and July 1 coinciding with or following the date on which they become eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan's investments were held in a trust by Charles Schwab Trust Company (the former Trustee) from December 31, 1996 to January 1, 1999. On January 1, 1999, all investments were transferred to Bank of New York Western Trust Company (the new Trustee), a division of the Bank of New York.

CONTRIBUTIONS

Participants may contribute from 1% to 15% of their compensation, tax-deferred, through payroll deductions to the Plan, up to the calendar year limit imposed by the Internal Revenue Service. Participants may also contribute to the Plan, amounts previously contributed to another qualified plan.

The Company matches 100% on the first 2% of deferrals and 50% on the next 4% of deferrals for employees with less than five years of service. Employees with five or more years of service receive a Company match of 100% on the first 2% of deferrals and 75% on the next 4% of deferrals. Additional amounts may be contributed at the option of the Company's Board of Directors, but they shall not exceed the maximum amount allowable to be taken as a tax deduction by the Company.

Participants direct the investment of all contributions into one or more of nine investment options offered by the Plan, including a money market fund, mutual funds, and Immunex Corporation common stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, the matching employer contribution, and an allocation of Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participant contributions and actual earnings thereon are immediately 100% vested. Employer contributions vest at the rate of 20% per year of service commencing with the first year of service.

PAYMENT OF BENEFITS

Distributions to terminated participants for vested account balances are made in cash as soon as practicable upon request after termination. Participants or their beneficiaries are eligible for distribution of 100% of their vested account balances, including both participant and employer contributions, as soon as practicable after their normal or postponed retirement dates, at death, or at total disability, as defined by the Plan document. The nonvested portion of account balances is subject to forfeiture. Forfeitures are used to reduce employer contributions to the Plan for the next Plan year. There were no forfeitures netted against the employer contribution receivable at December 31, 1999 and 1998.

HARDSHIP WITHDRAWALS

Hardship withdrawals are permitted by the Plan in accordance with Section 401(k) of the Internal Revenue Code (IRC) with the approval of the Plan administrator.

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balances from the Plan, as limited by Section 72(p)(2) of the IRC. Such loans are secured by their account balances. Loan terms range from eight months to ten years. Interest is accrued at the prime rate of interest plus two percentage points. Principal and interest are repaid through periodic payroll deductions.

ADMINISTRATIVE EXPENSES

Certain administrative expenses of the Plan are paid by the Company. Administrative expenses paid by the Company on behalf of the Plan for the year ended December 31, 1999 were $120,534.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, including the portion related to employer contributions and earnings thereon.

2.  SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

RELATED-PARTY TRANSACTIONS

The Immunex Corporation Common Stock Fund invests in the common stock of Immunex Corporation. It is an equity investment alternative with a growth objective that allows the participant to invest in and own common stock of Immunex Corporation. Immunex Corporation is the Plan Sponsor as defined by the Plan, and, therefore, these transactions also qualify as party-in-interest. Purchases and sales of Immunex Corporation's common stock at quoted market values were $954,000 and $975,000, respectively, during the year ended December 31, 1999.

Bank of New York Hamilton Premier Shares Money Market Fund is an investment in which the shares of this mutual fund are managed by Bank of New York Western Trust Company. Bank of New York Western Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Immunex Corporation's common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the plan year.

Participant loans, which consist of the principal balance of loans outstanding to the Plan participants, are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

3.  INVESTMENTS

Participants may invest in one or more of the following funds:

BANK OF NEW YORK HAMILTON PREMIER SHARES MONEY MARKET FUND - The Bank of New York Hamilton Premier Shares Money Market Fund invests in or may invest in negotiable certificates of deposit; time deposits; bankers' acceptance of domestic and foreign issuers; commercial paper of domestic and foreign issuers; certain repurchase agreements; high-quality corporate bonds and notes issued by U.S. corporations, bonds of foreign issuers and short-term obligations of foreign sovereign governments or of their agencies, instrumentalities, authorities, or political subdivisions. The primary objective of this fund is to earn as high a level of current income as is consistent with preservation of capital and maintenance of liquidity by investing principally in high quality money market instruments. Bank of New York Western Trust Company is the Trustee as defined by the Plan, and, therefore, these transactions qualify as transactions with a party-in-interest.

FIDELITY GROWTH AND INCOME FUND - The Growth and Income Fund consists of a portfolio of high-yield securities. Investments consist primarily of equity securities; however, they may also include any combination of common stock, preferred stock, and fixed-income securities.

PIMCO TOTAL RETURN FUND - The PIMCO Total Return Fund consists primarily of debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities, but may also include securities denominated in foreign currencies. The primary objective of this fund is to seek total return consistent with preservation of capital.

DODGE & COX BALANCED FUND - The Dodge & Cox Balanced Fund consists primarily of common stocks and convertible securities but may also include investment-grade, fixed-income securities. The primary objective of this fund is to seek income, conservation of principal, and long-term growth of principal and income.

RAINIER SMALL/MID CAPITAL EQUITY FUND - The Rainier Small/Mid Capital Equity Fund consists primarily of equities issued by companies with market capitalizations between $50 million and $5 billion. The primary objective of this fund is to seek long-term capital appreciation.

EUROPACIFIC GROWTH FUND - The EuroPacific Growth Fund consists primarily of equity securities of issuers domiciled in Europe or the Pacific Basin. The primary objective of this fund is to seek long-term growth of capital.

IMMUNEX CORPORATION COMMON STOCK FUND - The Immunex Corporation Common Stock Fund invests in the common stock of Immunex Corporation. It is an equity investment alternative with a growth objective that allows the participant to invest in and own common stock of Immunex Corporation. Because the Immunex Corporation is the Plan Sponsor, all related transactions qualify as transactions with a party-in-interest.

VANGUARD INDEX 500 PORTFOLIO FUND - The Vanguard Index 500 Portfolio Fund employs an investment strategy designed to track the performance of the Standard and Poor's 500 Index, which consists primarily of large-capitalization size U.S. companies. The fund's primary objective is to match the performance of a benchmark index that measures the investment return of large-capitalization stocks.

VANGUARD WINDSOR II FUND - The Vanguard Windsor II Fund consists primarily of equity securities issued by a broadly diversified group of medium to large capitalization companies. The fund seeks to provide long-term growth of capital and appreciation through dividend income.

Investments that represent 5% or more of fair value of the Plan's net assets at December 31 are as follows:


                                                                             1999              1998
                                                                       ------------------------------------
         Dodge & Cox Balanced Fund                                       $    4,599,799   $    4,343,404
         Rainier Small/Mid Cap Equity Fund                                   11,313,712       10,957,661
         EuroPacific Growth Fund                                             10,008,410        5,350,493
         Fidelity Growth and Income Fund                                     28,327,521       26,464,677
         Immunex Corporation Common Stock Fund                               15,263,862        4,328,579
         Vanguard Index 500 Portfolio Fund                                    7,967,825                -
         Bank of New York Hamilton Premier Shares
            Money Market Fund                                                 4,384,373                -
         Crabbe Huson Core Equity Fund                                                -        4,334,382


During 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follow:


                                                                         NET REALIZED
                                                                              AND
                                                                          UNREALIZED
                                                                         APPRECIATION
                                                                            IN FAIR
                                                                           VALUE OF         FAIR VALUE
                                                                          INVESTMENTS      AT YEAR-END
                                                                       ------------------------------------
Interest-bearing cash                                                    $            -   $    4,384,373
Mutual funds                                                                  8,248,131       65,785,263
Common stock - Immunex Corporation                                           10,746,598       15,263,862
                                                                       ------------------------------------
                                                                             18,994,729       85,433,498
Investments at estimated fair value - participant loans                               -          822,106
                                                                       ------------------------------------
                                                                         $   18,994,729   $   86,255,604
                                                                       ====================================



4.  DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                   DECEMBER 31
                                                                             1999              1998
                                                                       ------------------------------------
Net assets available for benefits per the
   financial statements                                                  $   86,505,264   $   59,338,364
Amounts allocated to withdrawn participants                                    (421,367)        (510,264)
                                                                       ------------------------------------
Net assets available for benefits per the Form 5500                      $   86,083,897   $   58,828,100
                                                                       ====================================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

     Benefits paid to participants per the financial statements                            $   3,262,457
     Add:  Amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1999                                                                     421,367
     Less:  Amounts allocated on the Form 5500 to withdrawn participants
        at December 31, 1998                                                                    (510,264)
                                                                                        -------------------
     Benefits paid to participants per the Form 5500                                       $   3,173,560
                                                                                        ===================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated November 30, 1995, stating that the Plan and related trust are qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                              SUPPLEMENTAL SCHEDULE

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                               Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year
                           (EIN: 51-0346580, PN: 001)

                                December 31, 1999


                                                              DESCRIPTION OF INVESTMENT
                 IDENTITY OF ISSUE, BORROWER,             INCLUDING MATURITY DATE, RATE OF
                       OR SIMILAR PARTY                   INTEREST, PAR, OR MATURITY VALUE  CURRENT VALUE
-----------------------------------------------------------------------------------------------------------
        Interest-bearing cash:
  *      Bank of New York Hamilton Premier Shares                   4,384,373 units          $  4,384,373
           Money Market Fund

        Common stock:
  *      Immunex Corporation Common Stock                              48,188 units            15,263,862

        Mutual funds:
         EuroPacific Growth                                           234,609 units            10,008,410
         Dodge & Cox Balanced                                          70,002 units             4,599,799
         Fidelity Growth and Income                                   600,668 units            28,327,521
         PIMCO Total Return                                           190,774 units             1,888,661
         Rainier Small/Mid Capital Equity                             433,310 units            11,313,712
         Vanguard Index 500 Portfolio                                  58,877 units             7,967,825
         Vanguard Windsor II                                           67,254 units             1,679,335
                                                                                            ---------------
        Total mutual funds                                                                     65,785,263

  *     Participant loans - participants                    Interest at prime plus 2%,
                                                              maturity through 2007               822,106
                                                                                            ---------------
                                                                                             $ 86,255,604
                                                                                            ===============


   * Denotes party-in-interest.

Cost information was omitted from this schedule because all investments are participant directed.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                        Immunex Corporation Profit Sharing 401(k)
                        Plan and Trust

Date: June 26, 2000     /s/ David A. Mann, CFO
      --------------    --------------------------------------------------------
                        David A. Mann
                        Senior Vice President,
                        Chief Financial Officer and Treasurer

Date: June 26, 2000     /s/ Kathy Spencer
      --------------    --------------------------------------------------------
                        Kathy Spencer
                        Vice President, Human Resources

Date: June 26, 2000     /s/ Michael Mumford
      --------------    --------------------------------------------------------
                        Michael Mumford
                        Vice President, Manufacturing

            Immunex Corporation Profit Sharing 401(k) Plan and Trust

                                  Exhibit Index

23.1      Consent of Ernst & Young LLP, Independent Auditors